June 1, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Form RW; Request to Withdraw Registration Statement on Form 10
(File No. 000-53989)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Covenant Bancshares, Inc. (the “Registrant”) hereby respectfully requests the withdrawal, effective the date hereof, of the Registrant’s registration statement on Form 10 that was initially filed with the Securities and Exchange Commission (the “SEC”) on May 24, 2010 (File No. 000-53989), together with all exhibits thereto (the “Registration Statement”).

The reason for this withdrawal is to update certain financial information required by Regulation S-X.  The Registrant intends to re-file the Form 10 once it has completed the required financial information.

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact the undersigned.

Very truly yours, COVENANT BANCSHARES, INC. By:/s/John L. Sorensen, Jr. John L. Sorensen, Jr. President and Chief Executive Officer